ROCKELLE CORP.
162 MILLER PLACE ROAD
MILLER PLACE, NEW YORK11764
(631) 244-9841

October 23, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C.20549

Re:	ROCKELLE CORP.
File No. 333-137415

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-137415, to 12:00 P.M. on October 25, 2006 or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ROCKELLE CORP.

/s/ GERARD STEPHAN
PRESIDENT AND SECRETARY